

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

<u>Via E-mail</u>
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

> **Re: VRDT Corporation**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2012**
> **Filed December 26, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 00052677**

Dear Mr. Kasprzak:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

<u>General</u>

1. We have reviewed your response to prior comment one from our letter dated November 19, 2012. Please provide us with a more comprehensive explanation as to how you determined that VRDT is the accounting acquirer. In addition, please substantially enhance your response to further support your belief that the acquisition of 24Tech should not be accounted for as a reverse merger pursuant to ASC 805-40. For example, please address the following:

   - You indicate that the Company has significant operations. Please clarify whether you believe the Company had significant operations prior to the acquisition of 24Tech, and if so, provide details supporting this belief;

   - Please clearly explain how you do not believe that you met the definition of a shell company given that your disclosures throughout the filing indicate that you were a shell company prior to your merger with 24Tech;

   - Please tell us what the relative voting rights in the combined entity are after the acquisition of 24Tech. You should specify the percentage of voting rights attributable to the previous owners of 24Tech compared to other owners. Please tell us the number of shares of VRDT common stock outstanding immediately prior to the acquisition of 24Tech, the number of shares of common stock issued to 24Tech owners as part of the acquisition, and the number of shares of common stock outstanding immediately after the acquisition. Please specify the percentage of shares owned by the previous owners of 24Tech immediately after the acquisition;

- Please tell us what the compositions of the governing body and senior management of the combined entity are after the acquisition of 24Tech. Please specify which positions are held by owners or members of 24Tech versus positions held by VRDT owners or members.

Please refer to ASC 805-10-55-10 through 55-15. You should correspondingly expand your disclosures to better explain how you determined the appropriate accounting for this acquisition.

2. We note that in response to comment seven of our letter dated November 19, 2012 you have stated that "24Tech is a support entity that does not change the character or direction of VRDT." Regardless of the characterization of 24Tech, your disclosure in the Form 8-K must be drafted to present the information for the registrant, and your disclosure continues to be drafted as if VRDT and 24Tech are two separate, standalone registrants. Although a registrant may have two business lines, or two separate areas of focus, a registrant is still viewed as a single entity. It appears that your disclosure should instead be drafted to reflect that VRDT has two businesses, one of which relates to the historical business of VRDT and the other that is carried out through its subsidiary, 24Tech. For example, the business disclosure of the registrant should not separately list the employees of 24Tech and VRDT, as it appears that the employees are all employed by VRDT. Similarly, you separately present the executive officers, directors and key employees of VRDT and 24Tech, but this does not identify the executive officers, directors, and key employees of the registrant. These are just examples. We remind you the 24Tech is not the registrant, but instead the post-acquisition form of VRDT is the registrant. As previously requested, please substantially revise your disclosure throughout the Form 8-K to reflect the business of the registrant following the acquisition.

Explanatory Note

3. Please update the note to reference the correct amendment.

Cautionary Statement Regarding Forward-Looking Statements and Information

4. Please note that as a penny stock issuer, you are not eligible to rely on the safe harbor in either Section 27A of the Securities Act or Section 21E of the Exchange Act. Please delete the reference to either section from your disclosure.

Item 1.01 Entry into a Material Definitive Agreement

Item 2.01 Completion of Acquisition

Summary of Principal Terms of the Acquisition

5. We note your statement that neither 24Tech nor VRDT held direct ownership in the other prior to the acquisition. However, we note your disclosure in Notes 8 and 9 to the financial statements for 24Tech that 24Tech held at least 480,000 shares of VRDT. Please revise your disclosure to reflect any ownership held by 24Tech or VRDT in the other prior to the acquisition.

Background of VRDT and 24Tech

Business

VRDT

6. To the extent that you maintain the disclosure regarding VRDT's energy solutions business, please clearly state that you have not generated revenues from such business, or, to the extent that you generated revenues subsequent to June 30, 2012, please disclose the amount of such revenues. Please also disclose the total accumulated deficit relating to this part of your business.

7. We note your response to comment eight of our letter dated November 19, 2012. Please revise your disclosure to explain specifically what it means that your purpose is to aggregate leading technology companies. Please also disclose specifically that "leading" is meant to indicate that management would view the company as "innovative."

8. Please revise your disclosure to indicate the nature and scope of your agreements listed in this section. Please indicate whether these are preliminary or final agreements and any significant rights or obligations that you have under such agreements. For any of these agreements that are material contracts, please file a copy of such agreement as an exhibit to your Form 8-K. See Item 601(b)(10) of Regulation S-K.

24Tech Corporation Financial Statements for the Period Ended June 30, 2012

Note 10 – Restatement

9. We note that the financial statements were restated to reflect the note payable to a related party and to record the interest expense on the loan. Please enhance your disclosure to include the financial statement disclosures required by ASC 250-10-45-23 and 250-10-50-7, as well as a clear description of the error that was detected and subsequently corrected. Please also help us understand why the cash flows associated with the note

payable appear to be in investing versus financing activities on the statement of cash flows.

Pro-Forma Results of the Acquisitions of 24Tech Corporation by VRDT Corporation

10. We have reviewed your response to prior comment 23 from our letter dated November 19, 2012. Given that the Stock Purchase Agreement between VRDT Corporation and 24Tech Corporation was entered into on August 31, 2012, it appears all of the activity resulting in pro forma adjustments to your June 30, 2012 pro forma balance sheet would now be included in the September 30, 2012 balance sheet included in your Form 10-Q. Rule 11-02(c)(1) of Regulation S-X states that a pro forma balance sheet as of the end of the most recent period shall be filed unless the transactions are already reflected in such balance sheet. Accordingly, please remove your pro forma balance sheets as of June 30, 2012 and December 31, 2011. In addition to the pro forma income statement provided for the year ended December 31, 2011, please also provide a pro forma income statement for the nine months ended September 30, 2012.

11. Your pro forma income statement adjustments include an adjustment to general and administrative expenses. Your description indicates that this is related to the gross margin on sales between VRDT and 24Tech. It is not clear why the gross margin on these sales would result in an adjustment to general and administrative expenses. Please also help us understand why the cost of sales elimination amount would not be the same as the sales elimination amount. Please advise or revise as necessary.

Form 10-K/A for the Year Ended March 31, 2012

Item 8 – Financial Statements and Supplementary Data

Consolidated Balance Sheet

12. We have reviewed your response to prior comment 28 from our letter dated November 19, 2012. We note that you issued restricted stock to various officers and key persons as an incentive to complete a registration statement and you have reported the compensation as unearned and recorded the deferral as prepaid expenses. Please help us better understand how you are accounting for this restricted stock pursuant to ASC 718, including how you determined it was appropriate to record a prepaid expense related to the restricted stock, when you intend to record the expense associated with the restricted stock, and your basis for these conclusions.

Item 15 – Exhibits, Financial Statement Schedules

Certifications

13. We have reviewed your response to prior comment 30 from our letter dated November 19, 2012. Your Section 906 certifications presented as Exhibit 32 refer to the Form 10-K/A for the fiscal year ended March 31, 2011. Given that this Form 10-K/A is for the fiscal year ended March 31, 2012, please amend your Form 10-K/A to provide Section 906 certifications that refer to the Form 10-K/A for the fiscal year ended March 31, 2012. In doing so, please refile the Form 10-K/A in its entirety, along with currently dated Section 302 and Section 906 certifications.

Signatures

14. We note that your Form 10-K has not been signed by the registrant. Further, we note that the signatures of the persons who are signing on behalf of the registrant appear below the signature line that should be used for the registrant. Please amend your Form 10-K to include both sets of signatures that are required by the "Signatures" section as well as General Instruction D of Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

General

15. Please clarify whether you are a still a development stage company. In this regard, we note that your balance sheet and statement of operations are identified as that of a development stage company and you continue to present a line item titled "deficit accumulated during the development stage." However, your statement of cash flows is not identified as that of a development stage company and you have not presented a column related to the cumulative amounts since inception in your statement of operations and statement of cash flows. In addition, please note that the financial statements for the first fiscal year in which an entity is no longer considered to be in the development stage shall disclose that in prior years it had been in the development stage. Refer to ASC 915-235-50-2. Please revise or advise.

Item 1 – Financial Statements, page 4

Note 11 – Prepaid Expenses, page 16

16. You disclose that the Board of Directors retroactively reduced the salaries of all employees to the California minimum for exempt employees to the employees' date of hire and a repayment plan will be negotiated with each employee. We note that you have included the related amount as employee advances within prepaid expenses, which resulted in a reduction in accrued salaries and payroll taxes within general and

administrative expenses. Please help us understand why this action was taken, how you determined that these amounts will be collectible from your employees, and the accounting literature you referenced to support your basis. Please also confirm that you recorded an expense on your income statements in prior periods based on the original compensation amounts.

17. During the three months ended September 30, 2012, you issued 12,000,000 warrants to GEM in consideration for a line of credit of up to $30 million. These warrants were valued at $6,788,952 using Black-Scholes option pricing model and will be expensed over the five year life of the warrants. Please help us better understand how you determined the appropriate accounting for these costs. Please tell us what consideration you gave to these representing debt issuance costs, which would be expensed over the term of the commitment or loan. Refer to ASC 835-30-45. Please tell us the current status of the line of credit agreement, including whether you were able to secure a firm commitment from GEM to provide this funding. If not, please help us understand how you determined it is appropriate to record these amounts as an asset rather than expense.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866, or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director